SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 6-K/A

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For February 22, 2002
    -----------------

                                BONSO ELECTRONICS
                               INTERNATIONAL INC.
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
            ---------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

               Form 20-F    X                 Form 40-F
                          -----                          -----


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

               Yes                            No    X
                   -----                          -----

                      BONSO ELECTRONICS INTERNATIONAL INC.

              Information for the Quarter Ended September 30, 2001

                                TABLE OF CONTENTS
     REPORT FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2001 ON FORM 6-K/A


                                                                            Page
                                                                        ----

Second Quarter FY2002 Shareholders Letter                                 2

Consolidated Financial Statements                                         5

Unaudited Consolidated Balance Sheets as of
     March 31, 2001 and September 30, 2001                                6
Unaudited Consolidated Statements of Income and
     Comprehensive Income for the Six Month Periods
     Ended September 30, 2000 and 2001                                    7
Unaudited Consolidated Statements of Changes in
     Shareholders' Equity for the Six Months Ended
     September 30, 2001                                                   8
Unaudited Consolidated Statements of Cash Flows
     For the Six Month Periods Ended
     September 30, 2000 and 2001                                          9
Notes to the Unaudited Consolidated Financial Statements

Management Discussion and Analysis of Financial Conditions               17
and Results of Operations

               [BONSO ELECTRONICS INTERNATIONAL, INC. LETTERHEAD]


                                November 23, 2001


Dear Shareholders:

In the first half of fiscal 2002, we have come very close to matching revenues for all of last year through the consolidation of sales from our newly acquired subsidiary in Germany and a 25 percent gain from internal growth, other than growth associated with the acquisition. A decline in net income is a challenge to all of us at Bonso, although we have made a conscious decision to accept lower margins in some instances in order to build a more substantial earnings base for the future.

For the six months ended September 30, 2001, revenues increased 69 percent to $26,429,000 over the $15,602,000 reported in the same period last year. Net income of $1,075,000, or 19 cents per share, was 47 percent less than the fiscal 2000 six months' figure of $2,011,000. Revenues for the fiscal 2002 second quarter were $13,848,000, compared to $6,420,000 in the same period last year, a 116 percent increase, while net income dropped significantly to $408,000 from $825,000. Second quarter revenues from internal growth increased 42 percent, other than growth associated with the acquisition.

With regard to earnings, the short-term situation has not changed since our first quarter report. We are forced to accept lower margins on consumer electronics manufacturing contracts as end customers are cutting retail prices in response to a static economy in the U.S. and Europe. We are also continuing with plans to turnaround losses at our newly acquired German subsidiary, Korona Haushaltwaren, GmbH, through manufacturing efficiencies and expanded distribution. Korona contributed approximately $7 million to revenues in the first six months of fiscal 2002, an improvement over its sales in the same period last year. I consider the six-month decline in earnings to be a reasonable investment in longer-term growth and earning preferential status among major OEM customers.

I believe that the acquisition of Korona has provided Bonso with additional management and entrepreneurial talent that are essential to our future growth. As part of our long-term strategy, we are looking at other acquisition opportunities. We are optimistic that we will be able to expand Bonso's talent pool and business through further acquisitions. Our organizational strengths are especially relevant as China nears admission to the World Trade Organization. All expectations are for a significant increase in exports, as well as increased domestic competition from imports.

I would like to take this opportunity to thank shareholders who mailed or delivered their proxies to the annual shareholders' meeting of October 10. Your approval of the Stock Amendment to create a new class of preferred Bonso securities provides a valuable financing option to fund future growth. We have no plans at present to issue preferred shares. Shareholders also elected six incumbent directors and a new nominee, Henry F. Schlueter, to the Board. Mr. Schlueter has served as assistant secretary of Bonso since 1988, and his law firm of Schlueter & Associates, P.C. serves as our U.S. counsel on securities, mergers and acquisitions. He brings the total of U.S. directors to three and outside directors to four.

With common stock purchase warrants issued to shareholders of record on January 19, 2000, scheduled to expire on December 31, 2001, the Board of Directors has decided to extend the expiration date by one year. The exercise price of $17.50 per common share for each two warrants is considered unrealistic in light of current market conditions, but in extending the deadline, the Board has taken into consideration our business performance, the growth in shareholders' equity and price/earnings ratios of companies in related businesses, and the net book value of approximately $5.30 per share as of period ended September 30, 2001. By all of these measures, I believe that Bonso's shares are considerably under-valued at this time.

We are continuing every possible effort to gain support for Bonso shares and to convey our story to the investment community. The Board of Directors approved, for the second consecutive year, a 10 cents per share cash dividend, payable to shareholders of record on December 21,2001. Our dividend policy is based on company performance and the most prudent use of available cash to enhance shareholder value. Our revenue performance this fiscal year is once again at record levels, and we have a very strong cash flow advantage from the practice of collecting immediate payments from OEM customers upon shipment of products.

We owe an extra measure of recognition to Director George O'Leary for his investor relations effort. He delivered a Bonso presentation to the Wall Street Analyst Forum's Institutional Investor Conference in New York City on September 11, just minutes before the World Trade Center tragedy. He emerged unharmed, and his personal testament to that day's events merely personalizes to a greater extent the sorrow and sympathy felt by Bonso employees for the suffering of all those affected. Mr. O'Leary also made a Bonso presentation to the RedChip Investor Conference in Scottsdale, Arizona, on November 10, which is archived at www.redchip.com for 60 days for anyone who would like to hear it. RedChip.com, Inc. is the nation's leading source of independent research and information on the small-cap market.

Like the rest of the world, we at Bonso are cautiously looking ahead to restoration of normal business behavior and consumer confidence in the economy, which will have a considerable influence on our objectives for the year. With a credible growth performance thus far both with and without acquisitions, we look forward to the second half of fiscal 2002 with confidence that we are moving in the right direction to meet shareholder expectations.

Best regards,
Bonso Electronics International, Inc.

/s/ Anthony So
-------------------------------------
Anthony So
Chairman, President and Chief Executive Officer


U.S. Contact: George O'Leary (949) 760-9611,  (949) 760-9607 FAX
Hong Kong Contact: Cathy Pang (852) 2605 5822,  (852) 2691 1724 FAX

The statements contained in this letter which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financial requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's' filings with the Securities and Exchange Commission.




BONSO ELECTRONICS INTERNATIONAL INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
 (In thousands of United States Dollars, except share data)


                                                         March 31,    September 30,
                                                              2001            2001*
                                                  ----------------------------------
                                                          (audited)
Current assets
    Cash & cash equivalents                                $ 5,322          $ 4,076
    Restricted cash deposits                                 2,874            4,010
    Trade receivables, net                                   3,519            8,737
    Inventories, net                                         5,311            8,165
    Notes receivable                                         1,087               74
    Deferred income tax assets - current                        10               10
    Other receivables, deposits and prepayments                620              805
                                                  ----------------------------------
    Total current assets                                    18,743           25,877
                                                  ----------------------------------

Deposits                                                        71                -

Deferred income tax assets - non current                        87               87

Property, plant and equipment, net                          18,596           19,381

Brand name, net                                                  -            2,649

                                                  ----------------------------------
Total assets                                              $ 37,497         $ 47,994
                                                  ----------------------------------

Liabilities and shareholders' equity
Current liabilities
     Notes payable                                         $ 3,235          $ 6,337
     Accounts payable                                        3,435            3,841
     Accrued charges and deposits                            1,030            3,445
      ncome taxes payable                                       96              (87)
     Short term loans                                        1,087            3,782
     Current portion of long-term debt
      and capital lease obligations                            537              631
                                                  ----------------------------------
     Total current liabilities                               9,420           17,949
                                                  ----------------------------------

Long-term debt and capital lease
        obligations, net of current maturities                 404              368
Redeemable common stock
       - par value $0.003 per share
        issued and outstanding:
        March 31, 2001 - 0
        September 30, 2001 - 180,726                             -              904

Shareholders' equity
     Common stock par value $0.003 per share - authorized shares - 23,333,334 -
      issued and outstanding shares: March 31, 2001 -
          5,496,133, September 30, 2001 - 5,421,133             16               16
     Additional paid-in capital                             21,854           21,255
     Deferred consultancy fee                                 (762)            (572)
     Retained earnings                                       6,928            8,003
     Accumulated other comprehensive income                    236              169
     Common stock held in treasury, at cost                   (599)             (98)
                                                  ----------------------------------
                                                            27,673           28,773
                                                   ----------------------------------
    Total liabilities and shareholders' equity            $ 37,497         $ 47,994
                                                  ----------------------------------


*As restated
 See notes to the unaudited consolidated financial statements.



                                        5



BONSO ELECTRONICS INTERNATIONAL INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of United States Dollars, except per share data)



                                                       Six month period ended
                                                            September 30,
                                                     -------------------------
                                                         2000             2001


Net sales                                            $ 15,602         $ 26,429
Cost of sales                                         (10,966)         (20,551)
                                                     -------------------------
Gross margin                                            4,636            5,878
Selling expenses                                          213            1,318
Salaries and related costs                              1,170            1,681
Research and development expenses                          78              134
Administration and general expenses                     1,113            1,216
                                                     -------------------------
Income from operations                                  2,062            1,529
Other income                                              304              282
Foreign exchange gains/(losses)                            14              (23)
Interest expenses                                        (222)            (497)
Consultancy fee                                             -             (190)
                                                     -------------------------
Income before income taxes                              2,158            1,101
Income tax expenses                                      (147)             (26)
                                                     -------------------------
Net income                                              2,011            1,075
Other comprehensive income, net of tax:

    Foreign currency translation adjustments                -              (67)
                                                      ------------------------
Comprehensive income                                  $ 2,011          $ 1,008
                                                      ========================

Earnings per share

    Basic                                              $ 0.36           $ 0.19
    Diluted                                            $ 0.35           $ 0.19



See notes to the unaudited consolidated financial statements.

                                       6





BONSO ELECTRONICS INTERNATIONAL INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands of United States Dollars, except share data)

                                Common stock
                          ------------------------
                                                                                                           Accumulated
                                                                                                                other
                                                                                                           comprehensive
                                                                      Common     Deferred                  income-foreign
                             Shares        Amount    Additional    stock held   consultancy     Retained     currency
                          outstanding   outstanding   Paid-in      at treasury     fee          earnings    adjustments     TOTAL


Balance, March 31, 2001    5,496,133    $       16   $   21,854    $     (599)   $     (762)   $    6,928   $      236    $  27,673
  Comprehensive income          --            --           --            --            --           1,075          (67)       1,008
  Amortization of
  deferred
  consultancy fee               --            --           --            --             190          --           --            190
  Repurchase of
  common stock                  --            --           --             (98)         --            --           --            (98)
  Retirement of
  common stock               (75,000)         --           (599)          599          --            --           --           --

Balance,
September 30, 2001*        5,421,133    $       16   $   21,255    $      (98)   $     (572)   $    8,003   $      169    $  28,773





*As restated



See notes to the unaudited consolidated financial statements.






                                       7





BONSO ELECTRONICS INTERNATIONAL INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of United States Dollars)


                                                                  Six month period ended
                                                                       September 30,
                                                             ------------------------------
                                                               2000                  2001

Cash flows from operating activities
  Net income                                                 $ 2,011                $ 1,075
  Adjustments to reconcile net income
   to net cash provided by operating activities                  811                  2,002
  Changes in assets and liabilities                           (1,537)                   731
                                                             ------------------------------
  Net cash provided by operating activities                    1,285                  3,808
                                                             ------------------------------
Cash flows from investing activities
  Restricted cash  deposits                                      (92)                (1,136)
  Acquisition of fixed assets                                 (3,186)                  (953)
  Acquisition of a subsidiary                                   --                   (2,721)
  Disposal of warehouse and investment                          --                      990
                                                             ------------------------------
  Net cash used in investing activities                       (3,278)                (3,820)
                                                             ------------------------------
Cash flows from financing activities
  Issue of shares on exercise of warants and options             400                   --
  Repurchase of common stock                                    (601)                   (98)
  Net repayment under banking facilities                        (622)                  (572)
  Net advance (repayment) under long-term debt                   612                    (93)
  Capital lease payments                                        (888)                  (471)
                                                             ------------------------------
  Net cash used in financing activities                       (1,099)                (1,234)
                                                             ------------------------------
  Net decrease in cash & cash equivalents                     (3,092)                (1,246)
  Cash & cash equivalents, beginning of period                 7,959                  5,322
                                                             ------------------------------
Cash & cash equivalents, end of period                       $ 4,867                $ 4,076
                                                             ==============================
Supplemental disclosure of cash flow information
  Interest paid                                              $   222                $   497
  Income tax paid, net of refund                             $   104                $   208





See notes to the unaudited consolidated financial statements.



                                              8

BONSO ELECTRONICS INTERNATIONAL INC. AND SUBSIDIARIES
Notes to unaudited consolidated financial statements

1        BASIS OF PRESENTATION

The accompanying consolidated financial information has been prepared by Bonso Electronics International Inc. (the "Company") and its wholly-owned subsidiaries (collectively, the "Group") without audit, in accordance with the instructions to Form 20-F and Rule 10-01 of Regulation S-X for interim financial reporting.

In the opinion of management, the unaudited consolidated financial statements for the interim periods presented reflect all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of the financial position and results of operations as of and for such periods indicated in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been omitted in accordance with the rules and regulations of the SEC for interim financial reporting. These unaudited consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements and notes thereto included in the Form 20-F of the Group for the year ended March 31, 2001. Results for the interim periods presented herein are not necessarily indicative of results which may be reported for any other interim period or for the entire fiscal year.

2        PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Group. The results of subsidiaries acquired during the period are included in the consolidated statement of comprehensive income from the effective date of acquisition. All significant intercompany accounts and transactions are eliminated in consolidation.

3        BUSINESS ACQUISITION

Effective May 1, 2001, the Company acquired 100% of the equity of Korona Haushaltswaren GmbH & Co. KG ("KORONA") from Augusta Technologies AG ("Augusta"). KORONA is a German company engaged in the distribution of electronic scales in Europe.

The acquisition was accounted for using the purchase method of accounting. Under purchase accounting, total purchase price has been allocated to the acquired assets and liabilities of KORONA based on management's best estimate of the fair value of assets acquired and the liabilities assumed as of May 1, 2001. Due to legal restrictions on the timing of the transfer of the title of certain assets, the net assets purchased included a warehouse and an investment in a wholly-owned subsidiary of KORONA. As required under the terms of the sales and purchase agreement, in June and July 2001, respectively, Augusta repurchased the investment and the warehouse and investment from KORONA at approximate net book value for cash.

The excess of the purchase price over the fair value of net assets acquired has been allocated to the brand name of KORONA. The brand name is being amortized on a straight-line basis over a 15-year period, the estimated life of the asset.

The total purchase price was approximately $3,634,000 of which the Company paid approximately $2,730,000 in cash, and $904,000 in the Company's common stock, which may be returned to the Company under certain circumstances (see Note 6). Total shares issued of 180,726 were at an assumed offering price of $5.00 per share (the average market price for a total of five days before and after the date of the acquisition). Management believes that the purchase price was determined through arms-length negotiations between the Company and Augusta, which negotiations took into consideration KORONA's business, financial position, operating history and other factors relating to KORONA's business.

The allocation of the purchase price is as follows (in millions):

         Total consideration ................................. $  3.6
         Less:  Fair value of net assets acquired ............   (1.3)
         Less:  Fair value of the brand name..................   (3.0)
         Less:  Cash received for the warehouse
                 and investment...............................   (1.0)
         Plus:   Book value of warehouse and investment.......    1.0
         Plus:   Transaction and closing costs ...............    0.7
                                                               -------
Remaining excess of purchase price over net assets acquired... $  0.0

The following unaudited pro forma consolidated summary of operations presents information of the Group's results as if the acquisition occurred on April 1, 2000:

(In thousands, except share data)


                                                  Six-months ended September 30,
                                                      2000             2001
                                                  ------------------------------

Net sales                                          $   21,510      $    27,377
Net income                                         $      801      $     1,286
Basic earnings per share                           $     0.14      $      0.23
Diluted earnings per share                         $     0.14      $      0.23

Share used in per share calculation:
  Basic                                             5,747,022        5,622,761
  Diluted                                           5,906,605        5,652,093


These pro forma results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on April 1, 2000 or of future results of operations of the consolidated entities.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Account Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" effective for fiscal years beginning after December 15, 2001. SFAS No.142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for the purpose of assessing any potential future impairments of goodwill. SFAS No.142 also requires the Group to identify any intangible assets that have indefinite lives and to complete a transitional impairment test on such assets in the first interim period of the fiscal year of adoption.

4        INVENTORIES (In thousands)

(a) The components of inventories are as follows :

                                                   March 31,    September 30,
                                                      2001           2001
                                                   ---------------------------

Raw materials                                           $ 3,612        $ 3,861
Work in progress                                          1,125          2,228
Finished goods                                              913          2,968
                                                   ---------------------------
                                                          5,650          9,057
Inventories reserves                                       (339)          (892)
                                                   ---------------------------
                                                        $ 5,311        $ 8,165
                                                   ===========================

(b) Changes in inventories reserves consist of the following :

                                                   March 31,    September 30,
                                                      2001           2001
                                                   ---------------------------

Balance, beginning of period                              $ 323          $ 339
Additions charged to expense                                210            553
Write-off                                                  (194)             -
                                                   ---------------------------
Balance, end of period                                    $ 339          $ 892
                                                   ===========================


5        EARNINGS PER SHARE (In thousands, except share data)

                                                  Six months ended September 30,
                                                  ------------------------------
                                                        2000          2001
                                                  ------------------------------

Income available to common shareholders             $    2,011     $    1,075

Weighted average shares outstanding                  5,566,296      5,585,233
Incremental shares from assumed exercise of:
 Warrants                                               82,120           --
 Stock options                                          77,463         29,332
                                                    -------------------------
Dilutive potential common shares                       159,583         29,332
                                                    =========================
Dilutive weighted average shares                     5,725,879      5,614,565
                                                    =========================

Basic earnings per share                            $     0.36     $     0.19
Diluted earnings per share                          $     0.35     $     0.19

Earnings per share are computed based on the weighted average number of common shares and, as appropriate, dilutive common stock equivalents outstanding for the period and the related income amount.

6        REDEEMABLE COMMON STOCK

Under the terms of the sales and purchase agreement for the acquisition of KORONA (see Note 3), Augusta has the right to return to the Company the 180,726 shares issued to Augusta as part of the purchase price. Augusta can only exercise this right if the registration statement for these shares has not been declared effective by the United States Securities and Exchange Commission by January 31, 2002, provided that Augusta demands that the Company repurchase the shares on or before March 31, 2002. If Augusta exercises this right the Company would be required to exchange the shares for a promissory note totaling $1,445,808, repayable in nine monthly payments commencing April 1, 2002 and bearing interest at a rate of 8% per annum.

As the Company does not have sole control over the occurrence of events that give rise to Augusta's right to return the shares, these shares should be classified outside of permanent equity until the date of redemption has expired. Accordingly, the Company's balance sheet and statement of changes in shareholders' equity have been restated to reclassify these shares as "redeemable common stock" outside of permanent equity. The redeemable common stock continues to be shown at its fair value at the date of issuance of $903,630 rather than its redemption value of $1,445,808 as the Company had determined as of September 30, 2001 that it was uncertain whether Augusta will exercise this right of return. If the right of return is exercised then the Company will have to accrete up to the redemption amount of $1,445,808. Subsequent to March 31, 2002, if Augusta has not exercised the right of return, the stock will be reclassified as permanent equity.

7        PREFERRED STOCK

On October 10, 2001, the Company's Memorandum and Articles of Association were amended such that the authorized share capital of the Company was increased by $100,000 by the creation of 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company's board of directors in its sole discretion without the approval of the shareholders with such designations, power, preferences, rights, qualifications, limitation and restrictions as have not yet been fixed in the Company's Memorandum of Association. The Company has not yet issued any shares of preferred stock.

8        CREDIT FACILITIES AND NOTES PAYABLE

Credit facilities of KORONA - Upon the acquisition of KORONA by the Company in May 2001, the Group assumed the general trading and overdraft banking facilities granted by a bank to KORONA in Germany. The total amount available under the facilities is approximately Euro 5.6 million and is secured by standby Letters of Credit issued by the Company of the same amount. The facilities are interest bearing at 8% per annum and subject to renewal in March 2002. Approximately $3 million was outstanding under these facilities at September 30, 2001.

Notes payable - As part of the liabilities purchased upon the acquisition of KORONA, the Group assumed a note payable (the "Note") to Augusta by KORONA. The net book value of the Note was approximately DEM 2.3 million as at the date of acquisition. The Note is guaranteed by the Company and bears interest at a fixed rate of 6% per annum. As required, under the sales and purchase agreement, the Group is repaying the Note in eight equal monthly installments from May to December 2001. Management considers that the carrying value of the Note approximates its fair value because the interest rate reflects current market conditions. The amount outstanding under the Note as of September 30, 2001 was DEM 864,000.

9        SEGMENT INFORMATION (In thousands)

(a) The Group's operations have been classified into three business segments: scales, health care products, telecommunication products. Summarized financial information by business segment for the six-month periods ended September 30, 2000 and September 30, 2001 is as follows:

                                                                   Depreciation
                                             Net     Operating              and        Capital
                                           sales        profit     amortization   expenditures
                                           -----        ------     ------------   ------------


      2001

      Scales and others                  $15,418        $3,133           $  805         $  399
      Health care products                    32             1                -              -
      Telecommunication products          10,979           930              376            218
                                         -------        ------           ------         ------
      Total operating segments            26,429         4,064            1,181            617
      Corporate                                -        (2,535)             107            336
                                         -------        ------           ------         ------
      Group                              $26,429        $1,529           $1,288         $  953
                                         -------        ------           ------         ------

      2000

      Scales and others                  $10,509        $3,433           $  316         $  700
      Health care products                   228            17                -              2
      Telecommunication products           4,865           644              293          1,360
                                         -------        ------           ------         ------
      Total operating segments            15,602         4,094              609          2,062
      Corporate                                -        (2,032)              55          1,124
                                         -------        ------           ------         ------
      Group                              $15,602        $2,062           $  664         $3,186
                                         -------        ------           ------         ------


         Operating profit by segment equals total operating revenues less expenses, which are related to the segment's operating revenues. Operating profit of corporate segment consists principally of salaries and related costs of administrative staff, and administration and general expenses of the Group.


 (b)     Identifiable assets by business segments are as follows:

                                                  March 31,    September 30,
                                                       2001            2001

           Scales                                   $17,542         $29,482
           Health care products                          37              43
           Telecommunication products                 5,728           6,832
                                                    -------         -------
           Total operating segments                  23,307          36,357
           Corporate                                 14,190          11,637
                                                    -------         -------
           Group                                    $37,497         $47,994
                                                    -------         -------

         Identifiable assets by segment are those assets that are used in the operation of that segment. Corporate assets consist principally of cash and cash equivalents, income tax recoverable, deferred income tax assets and other identifiable assets not related specifically to individual segments.

         Identifiable assets by geographical areas are as follows:

                                             March 31,       September 30,
                                                  2001                2001

         Hong Kong                             $17,562             $17,394
         Germany                                     -               9,408
         The PRC                                19,935              21,192
                                               -------             -------
         Total assets                          $37,497             $47,994
                                               -------             -------

   (c) The following is a summary of net export sales by geographical areas constituting 10% or more of total sales of the Group for the six-month periods ended September 30, 2000 and 2001:

                                  September30,         September 30,
                                     2000         %         2001           %


        United Statesof             $5,320        34      $14,187          54
        America
        Germany                      3,198        21        8,997          34
        Others                       7,084        45        3,245          12
                                   -------       ---       -------        ---
                                   $15,602       100      $26,429         100
                                   -------       ---       -------        ---

  (d) The details of sales made to customers constituting 10% or more of total sales of the Group are as follows:

                                                            Six month period ended September 30,
                                                           -------------------------------------

                                            Business        2000        %         2001          %
                                             segment

           Ohaus Corporation                  Scales       $1,779       11        $897          3
           Telson                              Tele-        2,381       15         12           3
             Telecommunication         communication
              and Technology                products
             Company Limited
           Telson Information and              Tele-        2,484       16         13           -
             Communication             communication
             Company Limited                products
           Trisquare                           Tele-          -          -       9,155          35
             Communications            communication
             (Hong Kong) Limited            products
                                                           ------       --      -------         --
                                                           $6,644       42      $10,077         41
                                                           ------       --      -------         --

10       RECENT ACCOUNTING PRONOUNCEMENTS

In 2001, the FASB issued SFAS No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets", SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

SFAS No. 141 is effective for business combinations initiated after June 30, 2001 and applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. This statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations". The most significant changes made by this statement are: 1.) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and 2.) establishing specific criteria for the recognition of intangible assets separately from goodwill.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. SFAS No.142 addresses the accounting for goodwill and intangible assets subsequent to their acquisition and requires, among other things, the discontinuance of goodwill amortization (see Note 3).

SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets. It requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the useful life of the related asset.

SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of". It establishes a single accounting model, based on the framework set out in SFAS No. 121, for long-lived assets to be disposed of by sale. It also resolves significant implementation issues related to SFAS No. 121.

The Group is currently assessing the impact that the implementation of the new standards will have on its results of operations and financial position.

11       SUBSEQUENT EVENT

On October 10, 2001, the Company declared a cash dividend of 10 cents per share payable to shareholders of record on December 21, 2001. The total amount payable by the Company as a result of this dividend was approximately $600,000, and the dividend has been distributed to shareholders.

Management Discussion and Analysis of Financial Conditions and Results of Operations
--------------------------------------------------------------------------------

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2001.

RESULTS OF OPERATIONS

The Company's sales increased 69% from approximately $15,602,000 for the period ended September 30, 2000, to approximately $26,429,000 for the period ended September 30, 2001, as a result of the contribution from our newly acquired subsidiary KORONA and more sales in telecom products. KORONA brought in USD $6,928,000 sales representing 26% of total sales of the group.

The 87% increase in cost of sales ("COS") is higher than our sales increase, since COS for telecom products and KORONA scales are higher than other scales manufactured by Bonso. The introduction of KORONA COS and the increase in the proportion of telecom products sold resulted in the increase in our COS.

Gross margins decreased from 30% to 22% primarily due to increased sales of lower margin telcom products and products by KORONA.

Selling expenses increased from $213,000 to $1,318,000 as a result of the addition of KORONA's selling expenses, which amounted to approximately $1,060,000 from May 2001 to September 30, 2001.

The 44% increase in Salaries is mainly attributable to inclusion of KORONA's salaries of $397,000. Excluding the effect from KORONA, the increase in salaries was approximately 10% primarily due to an increase in administrative staff to support the diversification in business segments and increased sales.

R&D expenses increased by 72%. This increase was primarily attributable to increased research and development activities for new products, and testing fees incurred for new products.

The Administration & General expenses increased by 9% including $154,000 from KORONA. Ignoring KORONA, the Administration & General expenses decreased 5% primarily as a result of the implementation of tighter controls of administrative expenses despite our increase in sales.

As a result of the above changes, income from operations decreased by 25% from approximately $2,062,000 for the period ended September 30, 2000, to approximately $1,529,000 for the period ended September 30, 2001.

There was a 7% decrease in Other Income. The decrease is mainly due to a decrease in bank interest income and disposals of scrap inventory items.

Foreign exchange rates produced a gain of approximately $14,000 for the period ended September 30, 2000 and a loss of approximately $23,000 for the period ended September 30, 2001. This difference was primarily attributable to the increased strength of the RMB against the U.S. dollar.

Interest expenses increased 123% from approximately $222,000 in the period ended September 30, 2000 to approximately $497,000 for the period ended September 30, 2001. KORONA contributed 23% of this increase, with the other portion of the increase resulting from the Company's increased use of its banking facilities to support the growth in sales.

The Company has entered into an agreement with a third party to provide consulting/advisory services relating to the Company's capital structure and fund-raising activities. The agreement provided for the issuance by the Company to the third party of non-callable warrants to purchase 250,000 shares of the Company's common stock. The fair value of the warrants on the date of issue was USD $1,144,260, based upon the calculation required under FAS 123 to value warrants issued to consultants, and was recognized as consultancy fee in the Consolidated Statements of Income and Comprehensive Income for professional services rendered. The period of service is from July 2000 to January 2003 and a consultancy fee of approximately $191,000 was incurred for the period ended September 30, 2001, relating to warrants that were issued to the consultant.

As a net result of the above changes, Net income decreased from the period ended September 30, 2000 compared to the period ended September 30, 2001 by approximately $936,000.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities provided approximately $3,808,000 of net cash for the six-month period ended September 30, 2001 compared to approximately $1,285,000 of net cash provided for the six-month period ended September 30, 2000. The increase in net cash provided by operating activities was primarily due to the increase in non-cash depreciation and amortization expense related to goodwill and assets from the purchase of KORONA, the amortization of deferred consulting fees and the increase in cash received from short-term notes payable, representing trade payables due to vendors. Cash used in investing activities for the six-month period ended September 30, 2001 increased slightly from the six-month period ended September 30, 2000 due to cash used for the acquisition of KORONA in May 2001. Cash used in financing activities for the six-month period ended September 30, 2001 increased slightly from the six-month period ended September 30, 2000 primarily due to the cash received from the issue of shares on the exercise of warrants and options during the six month period ended September 30, 2000.

Under the terms of the sales and purchase agreement for the acquisition of KORONA, Augusta has the right to return to the Company the 180,726 shares issued to Augusta as part of the purchase price. Augusta can only exercise this right if the registration statement for these shares has not been declared effective by the United States Securities and Exchange Commission by January 31, 2002, provided that Augusta demands that the Company repurchase the shares on or before March 31, 2002. The redeemable common stock continues to be shown at its fair value at the date of issuance of $903,630 rather than its redemption value of $1,445,808 as the Company had determined as of September 30, 2001 that it was uncertain whether Augusta will exercise this right of return. If the right of return is exercised than the Company will have to accrete up to the redemption amount of $1,445,808, and exchange the shares for a promissory note totaling $1,445,808, repayable in nine monthly payments commencing April 1, 2002 and bearing interest at a rate of 8% per annum

The Company has traditionally relied on internally generated funds to meet its working capital requirements and is supplemented by borrowings and trade credits from suppliers. The Company's general banking facilities and trade credits have not significantly changed as of September 30, 2001 from March 31, 2001. As of September 30, 2001 the Company had $4,076,000 in cash and cash equivalents as opposed to $5,322,000 as of March 31, 2001 and working capital at September 30, 2001 was $7,928,000 as compared to $9,263,000 at March 31, 2001.
In the opinion of management, the Company's working capital is sufficient for its present requirements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               BONSO ELECTRONICS INTERNATIONAL INC.
                               (Registrant)



Date: February 22, 2002        By:   /s/  Henry F. Schlueter
     ------------------              -------------------------------------------
                                     Henry F. Schlueter, Assistant Secretary